UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on July 09, 2010.

Exhibit 1

Omega Navigation Enterprises, Inc. Reports Fourth Quarter 2009 and First Quarter 2010 Results

Athens, Greece July 9, 2010, – Omega Navigation Enterprises, Inc. (NASDAQ: ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the quarter and twelve months ended December 31, 2009 and the first quarter ended March 31, 2010.

Fourth Quarter 2009 Results

For the quarter ended December 31, 2009, Omega Navigation reported total revenues of $14.8 million and Net Income of $2.2 million, or $0.14 per basic share, excluding losses on interest rate derivative instruments and incentive compensation grants expense. Including these items the Company reported Net Income of $0.9 million or $0.06 per basic share. Adjusted EBITDA for the fourth quarter of 2009 was $8.3 million.  Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

The Company fully owned and operated an average of eight product carriers during the fourth quarter of 2009, the same number as in the fourth quarter of 2008. In addition, as previously announced, since April 2009, the Company, through Stone Shipping Ltd, holds a 50% interest in Omega Duke, a 47,000 dwt double hull product / chemical tanker built in 2009. Stone Shipping Ltd is an equal partnership joint venture between Omega and a wholly owned subsidiary of Glencore International, A. G. Omega Duke is accounted for by the equity method and is not consolidated in the Company’s financial statements. While all nine vessels were on time charter, the results of two of the vessels’, the Omega Prince and the Omega Princess, were based on the actual earnings of a pool of nine vessels of similar characteristics which were operating in the spot market. The earnings for these vessels have been above spot market indices but below the level of earnings achieved in the fourth quarter of 2008.  In addition, the Omega King and the Omega Queen had entered into new time charters during the second quarter of 2009 but these rates were also lower than those in the fourth quarter of 2008.  These lower rates were partially offset by somewhat higher time charter rates on the Omega Lady Sarah and the Omega Lady Miriam, which commenced toward the end of the third quarter of 2009.  Excluding profit share, the Panamax vessels averaged $21,586 per vessel per day and the MR’s averaged $12,297 per vessel per day (for each period net of voyage expenses) for the fourth quarter of 2009. In the fourth quarter of 2008, the Panamax vessels averaged $24,949 per vessel per day and the MR’s averaged $20,798 per day per vessel (for each period net of voyage expenses).

Operating expenses for the Company’s MR product tankers averaged $5,454 per vessel per day in the fourth quarter of 2009, versus $5,110 per vessel per day in the fourth quarter of 2008. Our Panamax product tankers averaged operating expenses of $6,171 per vessel per day in the fourth quarter of 2009, versus $5,564 per vessel per day in the fourth quarter of 2008.  The increase of the daily operating expenses of the vessels relates primarily to increased crew wages.

Twelve Months 2009 Results

For the twelve months ended December 31, 2009, Omega Navigation reported total revenues of $64.5 million and Net Income of $13.7 million, or $0.88 per basic share excluding a loss on interest rate derivative instruments, a gain on warrants revaluation, non cash incentive compensation grants and a loss related to the termination of a purchase agreement. Including these items, Net income was $5.7 million or $0.37 per share.  Adjusted EBITDA for the twelve months of 2009 was $39.1 million, excluding loss from termination of a purchase agreement. Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

Operating Income included revenue of $ 3.2 million attributable to profit sharing.

The Company fully owned and operated an average of eight product carriers during the twelve months of 2009, the same as in the twelve months of 2008. In addition the Company holds a 50% interest in the Omega Duke. Excluding profit sharing, the Company's Panamax product carriers earned an average time-charter equivalent rate of $22,267 per vessel per day during the twelve months of 2009, versus $25,027 per vessel per day (in each period net of voyage expenses), during the twelve months of 2008. The Company's Handymax product tankers earned an average time charter equivalent rate of $15,981 per vessel per day during the twelve months of 2009 versus $20,772 per vessel per day  (in each period net of voyage expenses) during the twelve months of 2008.

Operating expenses for the MR product tankers averaged $5,352 per vessel per day in the twelve months of 2009, versus $4,938 per vessel per day in the twelve months of 2008. The Company’s Panamax product tankers averaged operating expenses of $6,097 per vessel per day in the twelve months of 2009, versus $5,406 per vessel per day in the twelve months of 2008.  The increase in operating expenses was primarily related to maintenance expenses incurred during scheduled drydockings in the first half of 2009, an insurance deductible incurred related to a minor collision involving the Omega Theodore, an increase in crew wages and other maintenance and repair expenses during the third quarter of 2009.

First Quarter 2010 Results

For the quarter ended March 31, 2010, Omega Navigation reported total revenues of $15.5 million and Net Income of $2.1 million, or $0.13 per basic share, excluding losses on interest rate derivative instruments and incentive compensation grants expense. Including these items the Company reported Net Income of $0.5 million or $0.03 per basic share. Adjusted EBITDA for the first quarter of 2010 was $8.3 million.  Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

The Company fully owned and operated an average of eight double hull product carriers during the first quarter of 2010, the same number as in the first quarter of 2009. In addition, the company held during the first quarter of 2010, and continues to hold, a 50% interest in two additional vessels, the Omega Duke and the Megacore Honami, as described in detail in the Fleet Development section.

Six of the vessels, including the ones owned through the 50% controlled joint ventures, were on fixed rate time charters. The Omega Prince, Omega Princess and Omega Queen were on time charter the rate of which was based on the actual earnings of a pool of vessels of similar characteristics which are operating in the spot market. In June 2010 Omega King has entered into a one year time charter agreement with Cape Tankers Inc., whose performance is guaranteed by SONAP at a daily rate of $16,000.  There was no revenue from profit share in the first quarter of 2010, versus $1.7 million in the first quarter of 2009.  Also, revenues in the first quarter of 2009 were adversely affected by offhire time related to a minor collision on the Omega Theodore as well as the scheduled drydocking of the Omega Lady Sarah.

Excluding profit share, the Panamax vessels averaged $ 21,075 per vessel per day and the MR’s averaged $15,969 per vessel per day (in each period net of voyage expenses) for the first quarter of 2010. In the first quarter of 2009, the Panamax vessels averaged $24,486 per vessel per day and the MR’s averaged $20,746 per vessel per day (in each period net of voyage expenses).

Operating expenses for our MR product tankers averaged $5,555 per vessel per day in the first quarter of 2010, versus $5,248 per vessel per day in the first quarter of 2009. Our Panamax product tankers averaged operating expenses of $6,209 per vessel per day in the first quarter of 2010, versus $6,180 per vessel per day in the first quarter of 2009.  The increase of the daily operating expenses of the vessels relates primarily to increased crew wages and travelling expenses. Also, first quarter 2009 operating expenses included maintenance expenses for the Omega Lady Sarah related to her scheduled drydock and the insurance deductible on the Omega Theodore related to the minor collision mentioned above.

Recent Developments

Fleet Development

The Company’s current fleet includes twelve double hull product tankers with a carrying capacity of 680,000 dwt. Eight of the vessels are fully owned by Omega and four are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International AG.

The Company has previously announced that it has entered into an equal partnership joint venture named Megacore Shipping Ltd. with a wholly owned subsidiary of Glencore International AG to acquire two Handysize double hull chemical / product tankers and seven Panamax double hull product tankers to be constructed at Hyundai Mipo Dockyard in South Korea.  Two of the Handysize vessels, the 37,000 dwt. Megacore Honami and Megacore Hibiscus, were delivered in February and May, 2010, respectively, to companies owned by Megacore and the first LR1 Panamax tanker is expected to be delivered later in 2010, with an addition four Panamax vessels scheduled for delivery in 2011 and two in 2012.

The Megacore Honami and the Megacore Hibiscus were funded with Bank debt and equity contributions from the shareholders. Upon delivery, the Megacore Honami commenced a three year time charter with NYK Line. The Megacore Hibiscus is currently trading in the spot market.

As mentioned, MegaCore has contracted to take delivery of one LR1 Panamax vessel in the third quarter of 2010, two LR1’s in the first quarter of 2011 and another two LR1’s in the third quarter of 2011 and finally two LR1’s are scheduled for delivery in the first quarter of 2012. The payment terms contracted with the shipyard provide for five installments, each of 20% of the contract price, with the last three installments, amounting in total to 60% of the contract price, payable within five months before the final delivery date.

The construction and acquisition of the remaining seven LR1 newbuildings, owned by Megacore Shipping Ltd, that are currently under construction are being funded by debt and equity contributions by the shareholders. The Company is funding the pre-delivery construction schedule with respect to three and a half of these vessels, for all of which bank debt financing commitments are already in place, including pre-delivery as well as post delivery financing. Based on prevailing market conditions and also taking into account our current liquidity and short term debt obligations, these capital expenditure commitments, as also discussed under Financial Developments section below, may be funded with a combination of debt financing, internally generated cash flow and other capital raises which are currently being explored.

Moreover, the Company and Glencore International, AG (through wholly owned subsidiaries) have entered into an equal partnership joint venture and took delivery on July 8,  2010 of one newbuilding 47,000 dwt double hull product/ chemical tanker named Alpine Marina (sister ship to the Omega Duke) constructed at Hyundai Mipo Dockyard in South Korea. The acquisition has been funded with previously secured bank debt financing and with equity contributions among the shareholders and will not be consolidated on Omega’s balance sheet. The Alpine Marina, has commenced a five year time charter to ST Shipping with an excess earnings arrangement.

Financial Developments

The Company is currently in advanced discussions with its lenders to extend the term of its loans under the Senior Credit Facility and the Junior Credit Facility beyond the current maturity of April 2011. Both the Senior as well as the Junior Facility are non amortizing until the maturity. While both loans will mature in nine months, we believe we will reach a satisfactory outcome well in advance as we are in negotiations to reach a final agreement to obtain waivers and extend or restructure our debt.

As of December 31, 2009 the Company has been in breach of financial loan covenant, due to the security value maintenance (also known as loan to value) in respect of the Junior loan facility with BTMU and NIBC, that matures in April 2011. However, the Junior lenders have not declared any event of default. Moreover, the Junior loan facility is fully subordinated to the senior loan facility with HSH Nordbank and as a result any rights of recourse of the Junior lenders are subject to the assent of the Senior lenders.  In the accompanying financial statements, we present our debt as current and will do so until we reach an agreement for the extension of both loans with the lenders.

As of March 31. 2010 our total debt, including predelivery advances for newbuildings and debt incurred on delivery for the MegaCore Honami which we will not consolidate in the ensuing quarters, was $355.5 million, and our Net Debt to Book Capitalization ratio was in compliance with our loan covenants.

As of June 30, 2010, our total debt including predelivery advances for newbuildings was $331 million while the outstanding balance under the senior and junior facility was $242.7 million and $38.3 million respectively. The facilities are secured by 1st and 2nd mortgages of our wholly owned fleet of eight vessels. As of June 30, 2010, the Company is in compliance with its Minimum Liquidity Requirements under its financial covenants with its lenders.

Notwithstanding the above and while delivery dates and respective capital expenditures are staggered within a time frame of 20 months from today, the Company is currently in negotiations to reach a final agreement to obtain waivers and extend or restructure its debt, and is also exploring, amidst challenging capital market conditions, various alternatives including capital raising in order to improve both its short term and long term liquidity, meet short term commitments and manage its overall capital exposure.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Number of vessels at end of period	6	6	3	2
Average age of fleet (in years)	5	4	3	3
Ownership days (1)	540	540	215	180
Available days (2)	540	527	215	180
Operating days (3)	540	517	215	180
Fleet Utilization (4)	100%	98%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$11,380,502	$12,904,303	$3,433,256	$3,734.317
Time charter equivalent (TCE) rate $/day (5)(7)	21,075	24,486	15,969	20,746
Vessel operating expenses	$3,352,621	$3,336,941	$1,194,343	$944,559
Daily vessel operating expenses $/day(6)	6,209	6,180	5,555	5,248

	Three months ended		Three months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	552	552	184	184
Available days (2)	552	551	184	184
Operating days (3)	552	551	184	184
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$11,915,228	$13,746,951	$2,262,685	$3,826,791
Time charter equivalent (TCE) rate $/day (5)(7)	21,586	24,949	12,297	20,798
Vessel operating expenses	$3,406,208	$3,071,240	$1,003,538	$940,185
Daily vessel operating expenses $/day(6)	6,171	5,564	5,454	5,110

	Year ended		Year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	2,190	2,196	730	732
Available days (2)	2,158	2,186	730	732
Operating days (3)	2,142	2,186	729	732
Fleet Utilization (4)	99%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$48,047,635	$54,714,307	$11,666,142	$15,204,973
Time charter equivalent (TCE) rate $/day (5)(7)	22,267	25,027	15,981	20,772
Vessel operating expenses	$13,352,678	$11,871,230	$3,906,862	$3,614,449
Daily vessel operating expenses $/day(6)	6,097	5,406	5,352	4,938

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the first quarter 2010 excludes an amount of $0.3 million relating to the predelivery expenses of Megacore Honami.

(7)

For the year ended December 31, 2009 excludes $ 3.2 million of profit sharing revenue booked in the first nine months of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore. For the year ended December 31, 2008, excludes $ 6.8 million of profit sharing revenue booked in the year 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel, Omega Theodore, Omega Prince and Omega Princess. For the three months ended December 31, 2008, excludes $ 2.2 million of profit sharing revenue booked in the fourth quarter of 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore.

Omega Navigation Enterprises Inc

Consolidated Statements of Income

 (All amounts expressed in thousands of U.S. Dollars)

	3 month period ended		3 month period ended		Year ended
	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
CONTINUING OPERATIONS	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Revenues:
Voyage revenue	15,505	18,678	14,746	20,066	64,456	77,713

Expenses:
Voyage expenses	691	300	568	292	1,535	1,032
Vessel operating expenses	4,875	4,291	4,410	4,011	17,260	15,486
Depreciation and amortization	4,915	4,690	4,850	4,776	19,173	18,868
Management fees	382	302	314	310	1,283	1,243
General and administrative expenses (including non cash compensation expense of $174, $649, $237, and $203 for the quarter ended March 31, 2010, March 31, 2009, December 31, 2009 and 2008 respectively and $1,408 and $1,354 for the year ended December 31, 2009 and 2008 respectively)	1,406	1,737	1,294	1,290	6,018	6,085
Foreign currency (gains)/losses	(24)	(1)	28	(31)	122	(44)
Income from vessels operation	3,260	7,359	3,282	9,418	19,065	35,043
Loss on Termination of purchase agreements	-	-	-	-	(3,000)	-
Income/(Loss) from Joint Venture companies	132	-	118	-	(278)	-
Operating Income/(Expense)	3,392	7,359	3,400	9,418	15,787	35,043

Other income (expenses)
Interest and finance costs	(1,627)	(1,793)	(1,563)	(4,046)	(7,181)	(14,385)
Interest income	20	45	35	245	138	711
Change in fair value of warrants	-	1,127	-	2,787	1,127	3,156
Gain/(Loss) on derivative instruments	(1,319)	(1,071)	(972)	(12,846)	(4,149)	(13,586)
Total other income /(expenses), net	(2,926)	(1,692)	(2,500)	(13,860)	(10,065)	(24,104)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	466	5,667	900	(4,442)	5,722	10,939

DISCONTINUED OPERATIONS
Income from discontinued operations of the bulk carrier fleet	-	-	-	-	-	20
INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	20
Net income	466	5,667	900	(4,442)	5,722	10,959

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)

	March 31, 2010	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,403	15,564	16,811
Accounts receivable, trade	3,221	1,720	596
Inventories	1,232	614	602
Prepayments and other	1,474	1,419	506
Due from related parties	-	90	-
Restricted cash	5,631	5,807	123
Total current assets	13,961	25,214	18,638

FIXED ASSETS:
Vessels, net	464,359	423,762	442,485
Property and equipment, net	96	54	56
Advances for vessels’ under construction and acquisition	53,730	70,620	57,672
Total fixed assets	518,185	494,436	500,213

OTHER NON CURRENT ASSETS:
Deferred charges	1,941	2,110	1,154
Restricted cash	32	105	5,174
Investments in Joint Venture companies	5,479	5,347	-
Other non current assets	-	-	109
Intangible assets	248	221	8
Total other non current assets	7,700	7,783	6,445

Total assets	539,846	527,433	525,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	355,457	343,252	138
Accounts payable	3,167	2,401	1,804
Accrued and other current liabilities	3,711	3,212	1,815
Deferred revenue	243	594	1,368
Warrants	-	-	3,941
Derivative liability	8,726	9,909	5,839
Dividends payable	75	166	87
Total current liabilities	371,379	359,534	14,992

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	-	-	335,112
Derivative liability	-	-	8,409
Dividends payable	32	105	174
Other long term liabilities	-	-	5
Total non-current liabilities	32	105	343,700

COMMITMENTS AND CONTINGENCIES:	-	-	-

Stockholders’ equity:
Common stock	159	158	151
Additional paid-in capital	201,792	201,618	198,402
Accumulated deficit	(33,516)	(33,982)	(31,949)
Total stockholders’ equity	168,435	167,794	166,604

Total liabilities and stockholders’ equity	539,846	527,433	525,296

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

Three months ended	Three months ended	Year ended

	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Cash flows from operating activities
Net income/(loss) from continuing operations	466	5,667	900	(4,442)	5,722	10,939

Net cash provided by/(used in) continuing operating activities	3.353	10,400	(97)	10,656	19,283	40,055
Net cash provided by /(used in) continuing and discontinued operating activities	3,353	10,400	(97)	10,656	19,283	40,055

Cash flows used in investing activities
Net cash used in investing activities-continuing operations	(28.717)	(211)	(18,269)	(475)	(18,605)	(12,820)
Net cash used in investing activities- continuing and discontinued operations	(28,717)	(211)	(18,269)	(475)	(18,605)	(12,820)

Cash flows provided by /(used in)/ financing activities
Net cash (used in)/provided by financing activities-continuing operations	12,203	(7,707)	11,574	(7,212)	(1,925)	(19,317)
Net cash (used in)/provided by financing activities-continuing and discontinued operations	12,203	(7,707)	11,574	(7,212)	(1,925)	(19,317)

Net (decrease)/ increase in cash and cash equivalents	(13,161)	2,482	(6,792)	2,969	(1,247)	7,918
Cash and cash equivalents at the beginning of the period	15,564	16,811	22,356	13,842	16,811	8,893
Cash and cash equivalents at end of period	2,403	19,293	15,564	16,811	15,564	16,811

Reconciliation of Adjusted EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING & DISCONTINUED OPERATIONS	Three months ended
	March 31, 2010	March 31, 2009

	(unaudited)	(unaudited)
Net cash from operating activities	3,353	10,400
Net increase/(decrease) in current assets and non current assets	2,082	276
Net (increase)/decrease in current liabilities excluding bank debt	(914)	(1,943)
Net interest expense	4.108	3,409
Warrants settled liabilities	-	1,127
Stock based compensation expense	(174)	(649)
Payments for drydocking costs	-	704
Amortization of financing costs	(148)	(148)
Adjusted EBITDA	8,307	13,176

CONTINUING OPERATIONS	Three months ended		Year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

	(unaudited)		(unaudited)
Net cash from operating activities	(97)	10,656	19,283	40,055
Net increase/(decrease) in current assets and non current assets	1,234	377	2,030	285
Net (increase)/decrease in current liabilities excluding bank debt	3,533	(461)	(1,216)	466
Net interest expense	3,965	3,973	15,532	14,591
Warrants settled liabilities	-	2,787	1,127	3,156
Stock based compensation expense	(237)	(203)	(1,408)	(1,355)
Payments for drydocking costs	-	10	1,521	538
Loss on termination of purchase agreement	-	-	3,000	-
Amortization of financing costs	(149)	(157)	(782)	(668)
Adjusted EBITDA	8,249	16,982	39,087	57,068

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

	(unaudited)		(unaudited)
Net cash from operating activities	(97)	10,656	19,283	40,055
Net increase/(decrease) in current assets and non current assets	1,234	377	2,030	285
Net (increase)/decrease in current liabilities excluding bank debt	3,533	(461)	(1,216)	486
Net interest expense	3,965	3,973	15,532	14,591
Warrants settled liabilities	-	2,787	1,127	3,156
Stock based compensation expense	(237)	(203)	(1,408)	(1,355)
Payments for drydocking costs	-	10	1,521	538
Loss on termination of purchase agreement	-	-	3,000	-
Amortization of financing costs	(149)	(157)	(782)	(668)
Adjusted EBITDA	8,249	16,982	39,087	57,088

(1)

Adjusted EBITDA represents net income before interest, taxes, gains/losses on derivative instruments, depreciation and amortization. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes twelve hull product tankers with a carrying capacity of about 680,000 dwt, of which two double hull product / chemical tankers, with a capacity of 47,000 dwt, and two double hull product / chemical tankers, with a capacity of 37,000 dwt., are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International, A.G..Furthermore, as previously announced, the joint venture company has entered into shipbuilding contracts with Hyundai Mipo Dockyard in South Korea, to construct and acquire seven additional double hull product tankers with a capacity of 74,000 dwt each scheduled for delivery between October 2010 and early 2012.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  July 09, 2010

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer